UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´MEETING MINUTES No.380

MINUTES No. 380:  In the City of Buenos Aires, on March 7, 2014, at 12:00 a.m., the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit Ricardo Torres, Marcelo Mindlin, Gustavo Mariani, Edgardo Volosin, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Victoria Von Storch, Eduardo Setti and Eduardo Endeiza held a meeting at the corporate head office. Mr. José Daniel Abelovich, Mr. Jorge Pardo and Mr. Damián Burgio attended the meeting, representing the Supervisory Committee. Furthermore, Mr. Jaime Barba, in charge of the Board's Secretary and in his capacity as the Company’s Legal Affairs Director attended the meeting and Mr. Leandro Montero, Director of Finance and Control of the Company, attended the meeting as advisor. The meeting was chaired by the Chairman, Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST  ITEM of the Agenda duly informed: (…). Thereafter, the FOURTH ITEM of the Agenda was submitted to consideration: 4°) Call to General Ordinary Shareholders’ Meeting to consider items under section 234, Act 19.550 in relation to the fiscal year ended December 31, 2013 and approval of the relevant Agenda. Board of Directors’ proposal. The Chairman explained the need to call a General Ordinary Shareholders’ Meeting to consider items under section 234, Argentine Companies’ Act No. 19.550, as amended, in relation to the fiscal year ended December 31, 2013, and thus he moved to approve the call as follows:

“EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CALL

GENERAL ORDINARY SHAREHOLDERS’ MEETING

Class A, B and C shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) are called to the General Ordinary Shareholders’ Meeting to be held on April 29, 2014 at 11:00 am. on first call and at 12:00 am on second call, at Avenida del Libertador 6363, ground floor, City of Buenos Aires, in order to consider the following Agenda: 1°)  Appointment of two shareholders to sign the minutes; 2°) Consideration of the Annual Report, Company’s Financial Statements including General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows,  and Notes to the Financial Statements, and the Company’s Consolidated Financial

Statements with its subsidiaries, including Consolidated General Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Statement of Cash Flows,  and Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2013, Informative Report as required by the Rules of the Argentine Securities and Exchange Commission , Additional Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, for the fiscal year ended December 31, 2013. 3°) Allocation of profits for the fiscal year ended December 31, 2013. 4°)  Consideration of the Board of Directors’ and the Supervisory Committee’s performance during the fiscal year ended December 31, 2013. 5°) Consideration of compensation payable to members of the Board of Directors and to members of the Supervisory Committee for the fiscal year ended December 31, 2013. 6°)  Appointment of twelve (12) regular directors and twelve (12) alternate directors; seven (7) regular directors and seven (7) alternate directors holding Class A shares, five (5) regular directors and five (5) alternate directors holding Classes B and C shares, jointly. 7°) Appointment of three (3) regular members and three (3) alternate members of the Supervisory Committee, two (2) regular members and two (2) alternate members holding Class A shares and one (1) regular member and one (1) alternate member holding Classes B and C shares, jointly. 8°)  Decision regarding the Certifying Accountant’s fees for the fiscal year ended December 31, 2013. 9°)  Appointment of a Certified National Accountant who shall certify the Financial Statements of the fiscal year under consideration. Determination of fees payable. 10°)  Consideration of the budget of the Audit Committee and the Board of Directors' Executive Board for 2014 fiscal year. 11°)  Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations.

NOTE 1: All Shareholders shall be reminded that Caja de Valores S.A., domiciled at 25 de Mayo 362 (C1002ABH), City of Buenos Aires, keeps records of the Company's book-entry shares. In order to attend the Meeting, they shall obtain proof of the book-entry shares account, such proof being issued for that purpose by Caja de Valores S.A. Moreover, they shall submit such proof for its registration in the Meeting Attendance Registry kept at Floor 12 (Management of Legal Affairs) at the corporate office located at Avda. del Libertador 6363, City of Buenos Aires, by and including April 23, from 09:00 AM to 01:00 PM and from 02:00 PM to 05:00 PM

NOTE 2: In accordance with the provisions of the Rules of the Argentine Securities and Exchange Commission, at the time of the registration to attend the Meeting, the following information of the shareholder shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration data in the case of legal entities with express identification of the Registry where legal entity is registered and its jurisdiction; domicile -specifying its type. Such information shall be provided by the attendee in his/her capacity as the shareholder’s representative.

NOTE 3: Shareholders  shall appear at least 15 minutes in advance to the time scheduled for the Meeting, to furnish the relevant powers of attorney and to sign the Meeting Attendance Registry.”

After considering the motion, the Board of Directors unanimously RESOLVED  to approve the call to General Ordinary Shareholders’ Meeting with the Agenda above and delegate upon the Board of Directors’ Secretary any proceedings required to publish it in the Official Gazette and in a widely circulated newspaper, as well as any other required communication. (…).

There being no further issues to transact, the meeting was adjourned at 01:15 pm, after the Meeting’s Minutes were read and approved by attending and undersigning Directors and members of the Supervisory Committee.- Ricardo Torres, Marcelo Mindlin, Edgardo Volosín, Gustavo Mariani, Pablo Díaz, Maximiliano Fernandez, Eduardo Llanos, Victoria Von Storch, Eduardo Setti, Eduardo Endeiza, Daniel Abelovich, Jorge Pardo and Damián Burgio.

Carlos D. Ariosa

Attorney-in-fact

Edenor S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 14, 2014